Exhibit 4.13

BULLFROG AI HOLDINGS, INC

DESCRIPTION OF SECURITIES REGISTERED

PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The Common Stock, with par value of $0.00001 per share (“Common Stock”), and the warrants for shares of the Common Stock (the “Tradeable Warrants”) of Bullfrog AI Holdings, Inc. (the “Company”) are the only classes of our securities registered under Section 12 of the Securities Exchange Act of 1934.

The following summary of our Common Stock and Tradeable Warrants are based on and qualified in their entirety by our Amended and Restated Articles of Incorporation (the “Amended Articles of Incorporation”), our Bylaws, Form of (Tradeable) Common Stock Purchase Warrant, the Form of Warrant Agent Agreement and applicable provisions of Nevada law. The following description of our Common Stock and Tradable Warrants is a summary and does not purport to be complete. For a complete description of the terms and provisions of our Common Stock and Tradeable Warrants, prospective investors are encouraged to refer to the Amended Articles of Incorporation, Bylaws, Form of (Tradeable) Common Stock Purchase Warrant and the Form of Warrant Agent Agreement, which are filed as exhibits to our Annual Report on Form 10-K, Current Report on Form 8-K, or Registration Statement on Form S-1, as amended (File No. 333-267951), declared effective by the U.S. Securities and Exchange Commission on February 13, 2023 (the “Registration Statement”). References herein to “we,” “us” or “our” refer to the Company.

COMMON STOCK

General

Under the Amended Articles of Incorporation, we are authorized to issue up to 100,000,000 shares of Common Stock, par value of $0.00001 per share.

Voting Rights

Each share of our Common Stock is entitled to one vote per share on each matter voted upon by stockholders. Under our Amended Articles of Incorporation and Bylaws, our stockholders do not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Except as may otherwise be required by the Amended Articles of Incorporation, Bylaws or Nevada law in respect of certain matters, the affirmative vote of at least a majority of the shares of Common Stock outstanding on the record date is required for any proposal to be adopted.

Dividend Rights

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our Common Stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liability for Calls and Assessments

The outstanding shares of our Common Stock are fully paid and non-assessable.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Preemptive or Other Rights

Holders of shares of our Common Stock do not have any conversion, preemptive, subscription or other rights as to additional issuances of shares of our Common Stock or of securities convertible into, or entitling the holder to purchase, shares of our Common Stock. No sinking fund is applicable to our Common Stock.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of “blank-check” preferred stock. The board of directors will have the authority to issue this preferred stock in one or more series and to fix the number of shares and the relative rights, conversion rights, voting rights and terms of redemption (including sinking fund provisions) and liquidation preferences, without further vote or action by the stockholders. If shares of preferred stock with voting rights are issued, such issuance could affect the voting rights of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights. If the board of directors authorized the issuance of shares of preferred stock with conversion rights, the number of shares of our common stock outstanding could potentially be increased by up to the authorized amount. Issuance of preferred stock could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of the holders of our common stock. Also, preferred stock could have preferences over our common stock (and other series of preferred stock) with respect to dividend and liquidation rights. We currently have no plans to issue any preferred stock.

5,500,000 shares of preferred stock are designated as “Series A Convertible Preferred Stock”. Each share of Series A Convertible Preferred Stock is convertible at any time into 10 shares of the Company’s common stock. The Series A Preferred Stock is the economic equivalent of the common stock but has no voting rights and is subject to a blocker which prohibits the conversion into common stock if it would result in the Investor owning more than 4.99% of the Company’s outstanding common stock at such time.

WARRANTS TO PURCHASE COMMON STOCK

General.

The following is a summary of the material terms and provisions of the warrants that were offered in connection with our initial public offering (the “IPO”). This summary is subject to and qualified in its entirety by the Form of (Tradeable) Common Stock Purchase Warrant, which has been filed as an exhibit to the Registration Statement. Prospective investors should carefully review the terms and provisions of the Form of (Tradeable) Common Stock Purchase Warrant for a complete description of the terms and conditions of the Tradeable Warrants.

Duration and Exercise Price.

Each unit offered in the IPO consisted of one share of Common Stock, one Tradeable Warrant, and one non-tradeable warrant to purchase shares of our Common Stock. The Tradeable Warrants were immediately exercisable on the date of issuance and expire on fire years after the date of issuance. Each whole Tradeable Warrant is exercisable into one share of common stock at an exercise price equal to $7.80 per share of common stock. The exercise prices and numbers of shares of common stock issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock. Pursuant to a warrant agency agreement between us and VStock Transfer, LLC, as warrant agent, or a successor warrant agent, the Tradeable Warrants were issued in book-entry form and were initially represented by a global warrant deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Exercisability.

The Tradeable Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of our shares of common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s Tradeable Warrants to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding shares of Common Stock immediately after exercise. However, upon notice from the holder to us, the holder may decrease or increase the holder’s beneficial ownership limitation, which may not exceed 9.99% of the number of outstanding shares of common stock immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Tradeable Warrants, provided that any increase in the beneficial ownership limitation will not take effect until 61 days following notice to us.

Cashless Exercise.

If, at the time a holder exercises a Tradeable Warrant, a registration statement registering the issuance of the shares of Common Stock underlying the Tradable Warrants is not then effective, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) such number of shares of common stock as determined according to a formula set forth in the Tradeable Warrant.

Transferability.

A Tradeable Warrant may be transferred at the option of the holder upon surrender of the Warrant to us together with the appropriate instruments of transfer.

Fractional Shares.

No fractional share of common stock will be issued upon the exercise of the Tradeable Warrants. Rather, the Company will, at its option, either pay cash for such factional share or round up to the nearest whole number.

Trading Market.

The Warrants are listed on the Nasdaq Capital Market under the symbol “BFRGW”.

Rights as a Stockholder.

Except as otherwise provided in the Tradeable Warrants or by virtue of the holders’ ownership of our Common Stock, the holders of Tradeable Warrants do not have the rights or privileges of holders of our Common Stock, including any voting rights, until such holders exercise their Tradeable Warrants.

Fundamental Transaction.

In the event of a fundamental transaction, as described in the Tradeable Warrants and generally including any reorganization, recapitalization or reclassification of our shares of common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding share of common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding shares of common stock, the holders of the Tradeable Warrants will be entitled to receive upon exercise of the Tradeable Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Tradeable Warrants immediately prior to such fundamental transaction.

Additionally, in the event of a fundamental transaction, holders of the Tradeable Warrants may elect to cause the Company or any Successor Entity (as defined in the Form of (Tradeable) Common Stock Purchase Warrant), within 30 days after the consummation of the Fundamental Transaction (or the date of the public announcement of the Fundamental Transaction, if later), to purchase the Tradeable Warrants from the holders by paying to the Holder an amount of cash equal to the Black Scholes value (as defined in the Form of (Tradeable) Common Stock Purchase Warrant) of the remaining unexercised portion of this Warrant on the date of the consummation of the Fundamental Transaction. However, if the Fundamental Transaction is not within the Company’s control, including not approved by the Company’s Board of Directors, holders of the Tradeable Warrants shall only receive the same kind (and in the same proportion) of consideration that is being offered to holders of Common Stock of the Company, at the Black Scholes value of the unexercised portion of the Tradeable Warrants.

Waivers and Amendments.

No term of the Tradeable Warrants may be amended or waived without the written consent of the holder of such Tradeable Warrant.

CERTAIN PROVISIONS THAT MAY HAVE AN ANTI-TAKEOVER EFFECT

Certain provisions of Chapter 78 of Nevada Revised Statutes (“NRS”), the Amended Articles of Incorporation and the Bylaws may be deemed to have an anti-takeover effect. These provisions are briefly summarized below.

Nevada Law.

Nevada’s “combinations with interested stockholders” statutes, NRS 78.411 through 78.444, inclusive, prohibit specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination, or the transaction by which such person becomes an “interested stockholder”, in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Further, in the absence of prior approval certain restrictions may apply even after such two-year period. However, these statutes do not apply to any combination of a corporation and an interested stockholder after the expiration of four years after the person first became an interested stockholder. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder.” These statutes generally apply to Nevada corporations with 200 or more stockholders of record. However, a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws, but if such election is not made in the corporation’s original articles of incorporation, the amendment (1) must be approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power of the corporation not beneficially owned by interested stockholders or their affiliates and associates, and (2) is not effective until 18 months after the vote approving the amendment and does not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment. We have not made such an election.

Nevada’s “acquisition of controlling interest” statutes, NRS 78.378 through 78.379, inclusive, contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. Absent such provision in our bylaws, these laws would apply to us as of a particular date if we were to have 200 or more stockholders of record (at least 100 of whom have addresses in Nevada appearing on our stock ledger at all times during the 90 days immediately preceding that date) and do business in the State of Nevada directly or through an affiliated corporation, unless our articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one fifth or more, but less than one third, (2) one third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply.

Nevada law also provides that directors may resist a change or potential change in control if the directors determine that the change is opposed to, or not in the best interests of, the corporation. The existence of the foregoing provisions and other potential anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our Company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Anti-Takeover Effects of Our Articles of Incorporation and Bylaws

Provisions of our articles of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders might otherwise consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our stockholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. These provisions include:

●	limitations on our stockholders’ ability to call special meetings of stockholders;
●	an advance notice requirement for stockholder proposals and nominations for members of our Board;
●	the authority of our Board to determine the number of director seats on our Board;
●	the authority of our Board to fill vacancies occurring on the Board; and
●	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

Issuance of Blank Check Preferred Stock. The Board of Directors is authorized to issue, without further action by our stockholders, up to 10,000,000 shares of preferred stock with rights and preferences designated from time to time by the board of directors as described above under “Preferred Stock.” The existence of authorized but unissued shares of preferred stock may enable the Board of Directors to render more difficult or discourage an attempt to obtain control of the Corporation by means of a merger, tender offer, proxy contest or otherwise.